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                                                             OMB APPROVAL
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Horing   Jeffrey
   (Last)   (First)    (Middle)

   680 Fifth Avenue, 8th Floor
   (Street)

   New York   NY         10019
   (City)     (State)    (Zip)


2. Issuer Name and Ticker or Trading Symbol

   eXcelon Corporation (EXLN)


3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   September/2001


5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /x/ Director                            / / 10% Owner
   / / Officer (give title below)          / / Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /x/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock (1)               9/26/01     P              491,917       (A)  $.50        3,406,630    (I)            See Footnotes
                                                                                                                     1 and 2

Common Stock (1)               9/26/01     P              121,857       (A)  $.50        3,406,630    (I)            See Footnotes
                                                                                                                     1 and 3

Common Stock (1)               9/26/01     P               86,226       (A)  $.50        3,406,630    (I)            See Footnotes
                                                                                                                     1 and 4

Common Stock (1)               9/28/01     P               87,842       (A)  $.47        3,406,630    (I)            See Footnotes
                                                                                                                     1 and 5

Common Stock (1)               9/28/01     P               21,760       (A)  $.47        3,406,630    (I)            See Footnotes
                                                                                                                     1 and 6

Common Stock (1)               9/28/01     P               15,398       (A)  $.47        3,406,630    (I)            See Footnotes
                                                                                                                     1 and 7


(1) The amounts listed in each row on Table I reflect the beneficial ownership of the Issuer's Common Stock by Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. Jeffrey Horing is a managing member of Insight Venture Associates III, LLC, the sole general partner of Insight Capital Partners III, L.P., Insight Capital Partners (Cayman) III, L.P. and Insight Capital Partners III (Co-Investors), L.P. and a director of the Issuer. Jeffrey Horing disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, if any. Additionally, the amount listed in Table I reflects the beneficial ownership of the Issuer's Common Stock by Insight Venture Management, Inc. Jeffrey Horing, as President and Director of Insight Venture Management, Inc., and as one of two stockholders of Insight Venture Management, Inc., may be deemed to be the beneficial owner of all 31,292 shares held by Insight Venture Management, Inc. Jeffrey Horing disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein, which consists of 15,646 shares.

(2) On September 26, 2001, Insight Capital Partners III, L.P. purchased in the open market 491,917 shares of Issuer's Common Stock at a price per share of $0.50.

(3) On September 26, 2001, Insight Capital Partners (Cayman) III, L.P. purchased in the open market 121,857 shares of Issuer's Common Stock at a price per share of $0.50.

(4) On September 26, 2001, Insight Capital Partners III (Co-Investors), L.P. purchased in the open market 86,226 shares of Issuer's Common Stock at a price per share of $0.50.

(5) On September 28, 2001, Insight Capital Partners III, L.P. purchased in the open market 87,842 shares of Issuer's Common Stock at a price per share of $0.47.

(6) On September 28, 2001, Insight Capital Partners (Cayman) III, L.P. purchased in the open market 21,760 shares of Issuer's Common Stock at a price per share of $0.47.

(7) On September 28, 2001, Insight Capital Partners III (Co-Investors), L.P. purchased in the open market 15,398 shares of Issuer's Common Stock at a price per share of $0.47.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting persion, see
Instruction 4(b)(v).

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------





Explanation of Responses:




     /s/ Jeffrey Horing - Director               October 5, 2001
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date


Potential persons who are to respond to the collection of informtion contained in this form are not required to respond unless the form displays a currently valid OMB Number.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).